SMI PRODUCTS, INC.
5000 Noeline Avenue
Encino, CA 91436
(310) 739-3741
---------

INFORMATION STATEMENT
(Pursuant to Section 14(f) of the Securities Exchange Act of 1934
and Rule 14f-1 thereunder)

INTRODUCTION

This Information Statement is being mailed on or about August 25, 2006, to the holders of record on August 11, 2006 (the “Record Date”), of shares of Common Stock, par value $0.001 per share, of SMI Products, Inc, a Nevada corporation (“SMIP” or the “Company”), in connection with the change of control and composition of the Board of Directors of the Company as contemplated by the Stock Purchase Agreement, dated as of August 11, 2006 (the “Stock Purchase Agreement”), by and among the Company, the persons listed on Schedule A thereto (the “Sellers”) and Fountainhead Capital Partners Limited, a Jersey limited controlled by Peter Zachariou, David Cantor and Jodi Kirsch (the “Purchaser”).

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 of the Securities and Exchange Commission or SEC thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s securityholders.

A copy of the Stock Purchase Agreement has been filed with the SEC as an exhibit to a Current Report on Form 8-K that was filed by the Company on August 14, 2006.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE
OR OTHER ACTION BY THE COMPANY’S SECURITYHOLDERS
IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL

Pursuant to the Stock Purchase Agreement, on August 11, 2006 (the "Closing Date"), the Sellers sold to the Purchaser 5,551,000 shares (the “Shares”) of the Company’s Common Stock (constituting approximately 73.5% of the issued and outstanding equity interests and voting rights of the Company) that were then held by the Sellers, in exchange for Six Hundred Thirty-Seven Thousand, Five Hundred Dollars ($637,500). The Purchaser used its working capital to acquire the Shares. The Sellers will retain 281,000 shares of the Company’s Common Stock. As of the Record Date, the Company had approximately 7,551,000 shares of Common Stock outstanding. As of the Record Date, certain of the Sellers were the owners of convertible notes that were convertible into such number of shares of the Company’s common stock, as determined by the Board of Directors of the Company based on what it reasonably determines to be the fair market value of the Company at the time of such conversion. The Notes were assigned to the Purchaser at the closing (the “Closing”) of the sale of the Shares, pursuant to the Stock Purchase Agreement. Holders of shares of Common Stock are entitled to one vote per share on all matters for which the securityholders are entitled to vote. The Closing resulted in a change in control of the Company.

In connection with the Company’s entry into the Stock Purchase Agreement, James Charuk has agreed to resign from all offices that he holds with the Company, effective as of the Closing Date, and as a director of the Company, effective as of the tenth day following the mailing of this Information Statement to the stockholders of the Company (the “Director Resignation Effective Date”). Geoffrey Alison has been appointed as a new director of the Company, and as the Chief Executive Officer, President, Treasurer and Secretary of the Company, effective immediately.

You are not required to vote on this change of directors and your vote is not requested. Normally, the election of directors requires a plurality of the votes entitled to vote and voting on the election of directors that are present in person or represented by proxy at a meeting held for the election of directors. In this case, the Company’s current director is resigning in connection with a change of control transaction and that director is appointing a new director to fill a vacancy on the board. The successor director will ultimately become the sole director of the Company. Therefore, no vote of shareholders is required to effectuate the resignation of the current director and the appointment of the new director.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of the Company’s equity securities immediately before and after the closing of the transactions contemplated by the Stock Purchase Agreement by:

•
each securityholder known by the Company to be the beneficial owner of more than 5% of the Company’s outstanding securities prior to or immediately after the closing of the transactions contemplated by the Stock Purchase Agreement;

•	each current director and each person that will become a director following the closing of the Stock Purchase Agreement;

•	each of the named executive officers of the Company listed in the table under the caption “Executive Compensation”;

•	all current directors and executive officers as a group; and

•	all directors and executive officers as a group following the closing of the Stock Purchase Agreement.

Unless otherwise specified, the address of each of the persons set forth below is in care of SMI Products, Inc., 5000 Noeline Avenue, Encino, California 91436.

	Before Closing of the Stock Purchase Agreement (2)		After Closing of the Securities of Securities Agreement (3)
Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percent of Common Stock	Amount and Nature of Beneficial Ownership	Percent of Common Stock

James M. Charuk 3503 Cedar Locust Sugarland, Tx 77479	5,025,000	66.5%	25,000	0.3%

Fountainhead Investments, Inc.(4) 8618 West 3rd Street, Los Angeles, CA 90048	0	0%	5,551,000	73.5%

Geoffrey Alison c/o 5000 Noeline Avenue Encino, CA 9143657	0	0%	0	0%

Directors and Officers as a Group (5)	5,025,000	66.5%	25,000	0.3%

(1)
Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of Company common stock.

(2)
A total of 7,551,000 shares of Company common stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1).  For each Beneficial Owner above, any options exercisable within 60 days have been included in the denominator.

(3)	Based on 7,551,000 shares of the Company’s Common Stock that are outstanding after the consummation of the Stock Purchase Agreement.

(4)	Fountainhead Investments, Inc. is controlled by Peter Zachariou, David Cantor and Jodi Kirsch.

(5)
Consists of 1 person (James M. Charuk) prior to the closing of the Stock Purchase Agreement and 2 persons (James M. Charuk and Geoffrey Alison) thereafter. As disclosed elsewhere herein, Mr. Charuk has resigned as a director, however, his resignation will not become effective until ten days following the date hereof.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
Section 16(a) of the Exchange Act requires our executive officers and directors, and person who beneficially own more than ten percent of our equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file. James Charuk, our former officer and director failed to file timely Forms 4 or 5 in connection with his beneficial ownership in the Company since the year ended December 31, 2000, and his ownership of a 66.5% controlling interest in the Company since the year ended December 31, 2002. However, as disclosed elsewhere herein, Mr. Charuk has resigned as an officer of the Company, effective immediately, and as a director of the Company, effective ten days following the date hereof.

CHANGES TO THE BOARD OF DIRECTORS

At the Closing, James M. Charuk, the sole officer and director of the Company submitted his resignation from all offices of the Company that he holds, effective immediately, and from his position as a director, effective on the Director Resignation Effective Date. At the Closing, Geoffrey Alison was appointed as the Chief Executive Officer, President, Treasurer and Secretary and as a director of the Company.

To the best of the Company’s knowledge, except as set forth below, the incoming director is not currently a director, does not hold any position with the Company and has not been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of the Company’s knowledge, the designee has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, has not been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement.

DIRECTORS AND EXECUTIVE OFFICERS

The name of the current director of the Company and the incoming director and officer, as well as certain information about them are set forth below:

Name	Age	Position(s) with the Company
James M. Charuk	49	Director, President (3)(4)
Geoffrey Alison	32	Director, Chief Executive Officer, President, Treasurer and Secretary (1)(2)
__________________
(1)	Incoming director, effective upon the Closing.
(2)	Incoming officer, effective upon the Closing.
(3)	Current director until the Director Resignation Effective Date.
(4)	Current officer until the Closing.

James M. Charuk was born in Canada and immigrated to the United States in May 1990. During 1990-1991, Mr. Charuk was a database analyst for Digitech Information, a private company specializing in oil reservoir analyses. From 1991 to December 1997, Mr. Charuk served as a principal of Western Atlas International, a Houston, Texas- based company specializing in geosciences and interpretation services for forestry and mining companies. Mr. Charuk's responsibilities included overseeing an annual budget in excess of $14 Million for Western Atlas in the areas of Geosciences and Interpretation Software Systems and Data Analysis. In December 1997, Mr. Charuk became a Director of CCR Internet Realty, now known as E-Realty, and served as a Director until January 2000. E-Realty is a pioneer in the E-Broker residential real estate industry in the United States. eRealty.com is a team of real estate professionals who combine local real estate expertise with the power of the Internet to better serve home buyers and sellers. By utilizing technology, eRealty.com’s goal is to save their customers time and money. eRealty.com is involved in the real estate buying and selling process: expediting, informing and executing these transactions in the most effective and cost effective manner. eRealty.com does not compete with SMI Products, Inc.'s mortgagecommunicator.com, nor at this time, does it have any plans to do so in the future. From January 2000 to present, Mr. Charuk has been the Chief Technology Officer and V.P. of Technology for E-Realty. He was also involved as an officer, director and shareholder in Institute for Learing, Inc., a public shell company which subsequently merged with a private company and changed its name to China Broadband Corp.

Geoffrey Alison was appointed to the board of directors and as President, Treasurer and Secretary of the Company on August 11, 2006, upon the effectiveness of the resignation of Mr. Charuk from such positions in connection with the change of control transaction described in this report. Since January 2005, Mr. Alison has served as a director of Cape Coastal Trading Corporation, a shell Company with securities quoted on the over-the-counter bulletin board. Mr. Alison has been registered with the National Association of Securities Dealers since 1999 and has worked as a General Securities Principal in for various securities firms including Stock USA, Inc (January 1999 - October 2001) and Assent, LLC (November 2001 - August 2004). From September 2004 through the present date, Mr. Alison has been a registered General Securities Principal with ECHOtrade, a Philadelphia Exchange member firm, as a securities trader for his own capital and benefit. From August 2003 through January 2005, he served as Chief Financial Officer, Secretary and a director of Intrac, Inc. (OTCBB:ITRD). In October, 2002, Mr. Alison co-created Greenvest Industries, Inc. which manufactures pet products under the brand name Happy Tails Pet Beds. Mr. Alison is currently President and CEO of Greenvest Industries, Inc.

Mr. Alison expects to spend approximately five hours per month on the Company’s business and affairs.

LEGAL PROCEEDINGS

There is no pending litigation by or against the Company.

To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except with respect to the Stock Purchase Agreement and as described in the following paragraphs, none of the Company’s directors or officers, nor any of the incoming directors, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company’s outstanding shares, nor any of the Company’s promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction for the past two years or in any presently proposed transaction which, in either case, has affected, or will materially affect the Company. None of the Company’s directors or officers, nor any incoming director, is indebted to the Company.

During 2005 and 2004, the Company incurred corporate, administrative and accounting fees of approximately $18,861 and $18,861, respectively, which were paid by certain of the shareholders of the Company on behalf of the Company, and evidenced by certain unsecured loan agreements between each such shareholder and the Company which bear interest at the rate of 2% per annum. The Company had a loans payable to such shareholders in the amount of $69,434 and $51,998 at December 31, 2005 and 2004, respectively.

On August 11, 2006, the Company and the Noteholders agreed to amend and restate the loan agreements and to evidence the amounts due thereunder by convertible promissory notes (“Notes”). The Notes bear interest at the rate of 2% per annum, are payable on demand and are convertible into such number of shares of the Company’s common stock as determined by the Board of Directors of the Company based on what it reasonably determines to be the fair market value of the Company at the time of such conversion. The Notes were sold to the Purchaser at the Closing pursuant to the Stock Purchase Agreement. For details regarding the Notes please see the current report on Form 8-K filed by the Company on August 14, 2006.

BOARD OF DIRECTORS’ MEETINGS AND COMMITTEES

Our business is managed under the direction of the board, which consists of one person. The board of directors held no meetings during fiscal year 2005 and acted by written consent on 1 occasion.

The Company does not have a standing audit, nominating or compensation committee or any committee performing a similar function. The Company does not have an audit committee charter or a nominating committee charter or policy or similar document. The Company currently has limited working capital and almost no revenues. The Company’s financial statements are currently relatively simple. Management does not believe that it would be in the best interests at this time to retain independent directors to sit on an audit committee or a nominating or compensation committee. If the Company is able to raise sufficient financing in the future or if it is successful at acquiring an operating enterprise or to commence new operations, then the Company will likely seek out and retain independent directors and form an audit committee and other committees.

The Company’s entire board of directors participates in the director nomination process. The board of directors does not have a formal policy with regard to the consideration of any director candidates recommended by security holders. The entire board will consider any person nominated by securityholders that is reputable and that has experience in business and companies like the Company in general. The board will also consider the extent of any nominee’s educational background in deciding whether to nominate a person for a directorship position. The Company does not pay any fee to third parties for helping it nominate or evaluate director candidates and the Company does not obtain such services from any third party.

The Company’s director is not independent based on the NASDAQ rules defining independence. If we are successful in effecting a business combination with an operating business or if we are otherwise able to commence a new business and generate sufficient revenues, then we may seek out and retain one or more qualified independent directors. At that time we intend to also set up an audit, nominating and compensation committee.

The Company does not have any audit committee financial expert serving on our board of directors. If the Company is successful in effecting a business combination with an operating Company or some other acquisition, the Company would likely seek to retain an independent audit committee financial expert.

EXECUTIVE COMPENSATION

There have been no transactions between the Company and Geoffrey Alison other than as set forth in this Information Statement.

Mr. Charuk, who was the only officer and director of the Company prior to the Closing Date, did not accrue and does not receive any compensation for his services performed during the past three calendar years.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
					Awards		Payouts

Name and Principal Position	Year (1)	Salary ($)	Bonus (2)	Other Annual Compensation ($)	Restricted Stock Awards ($)	Securities Underlying Options/SARs	LTIP Payouts	All Other Compensation
James M. Charuk	2005	$-0-	--	--	--	--	--	--
Chairman, CEO, President & CFO
	2004	$-0-	--	--	--	--	--	--

	2003	$-0-	--	--	--	--	--	--

Cash and Other Compensation

For the years ended December 31, 2005 and 2004 and through the date of this information statement, the Company has not paid any executive officer or director any cash or cash equivalent compensation. The Company has no other agreement or understanding, express or implied, with any director or executive officer concerning employment or cash or other compensation for services. The Company will undoubtedly pay compensation to officers and other employees should it succeed in acquiring a business and funds exist for compensation.

Bonuses and Deferred Compensation

For the years ended December 31, 2005 and 2004 and through the date of this report, no director or executive officer has received compensation from the Company pursuant to any compensatory or benefit plan. There is no plan or understanding, express or implied, to pay any compensation to any director or executive officer pursuant to any compensatory or benefit plan of the Company, although the Company anticipates that it will compensate its officers and directors for services to the Company with stock or options to purchase stock, in lieu of cash.

The Company does not have any employee stock compensation plan or compensatory stock option plan. The Company has no long-term incentive plans, as that term is defined in the rules and regulations of the SEC. There are no other compensatory or benefit plans, such as retirement or pension plans, in effect or anticipated to be adopted, although other plans may be adopted by new management following completion of a business combination.

Compensation of Directors and Executive Officers

The following table sets forth information concerning the compensation of the Company's Chairman of the Board, Chief Executive Officer and its other most highly compensated executive officers for the fiscal years ended December 31, 2005, 2004 and 2003. Such officers are sometimes collectively referred to below as the "Named Officers."

None of the Named Officers received any form of non-cash compensation from the Company in the fiscal years ended December 31, 2005, 2004 or 2003, nor currently receives any such compensation. The Company may, once it is operational, implement employee benefits that will be generally available to all its employees and its subsidiary employees, including medical, dental and life insurance benefits and a 401(k) retirement savings plan.

None of the Named Officers exercised any options or SARs during the fiscal year ended December 31, 2005.

Compensation Of Directors

The Company has no standard arrangements in place or currently contemplated to compensate the Company directors for their service as directors or as members of any committee of directors.

Employment Contracts

No person has entered into any employment or similar contract with the Company. It is not anticipated that the Company will enter into any employment or similar contract unless in conjunction with or following completion of a business combination.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Nevada require approval of the sale of the Shares contemplated by the Stock Purchase Agreement. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically on EDGAR at www.sec.gov.

The Board of Directors

August 15, 2006